

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2012

Raymond F. Lipman
President and Chief Executive Officer
Westbury Bancorp, Inc.
200 South Main Street
West Bend, Wisconsin 53095

> **Re:** **Westbury Bancorp, Inc.**
> **Form S-1**
> **Filed October 25, 2012**
> **File No. 333-184594**

Dear Mr. Lipman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Before you request acceleration of effectiveness of the registration statement, please confirm that FINRA does not have any objections to the underwriters' compensation and has approved the listing.

Summary

General

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Act of 2012 ("the Act"), please provide the following additional disclosure:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  1. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  2. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Management of Non-Performing Assets, page 1

3. Please revise as follows:

   - disclose particular economic conditions in your market area that adversely affected your loan portfolio;
   - disclose, if material, the amount and percentage of your loans that are nonconforming, subprime, "alt A" loans, interest-only and option adjustable rate loans; and,
   - add the last sentence from the fourth paragraph on page 116, i.e., the non-compliance statement.

Regulatory Matters, page 4

4. We note your statement in note 12 to the financial statements on page F-39 that as a result of a recent examination, you expect to enter into an agreement with the Office of the Comptroller of the Currency. Please address in the summary and the risk factors the "various components" that the OCC criticized. Update your disclosure once you know the terms of the agreement.

How We Determined the Offering Range, page 8

5. With a view towards additional disclosure, supplementally advise the staff of the factors on which RP Financial considered each member of the peer group to be "comparable" to you. Only three of the ten companies in the peer group had assets less than you and seven had assets more than you. We note that your assets were $546 million while the assets of some of the "comparable" companies where as high as five times that much.

Critical Accounting Policies, page 57

Deferred Tax Assets, page 58

6. Considering the accumulation of losses in each annual period from 2008 through 2011, please address the following:

- Please revise to include a detailed discussion of the positive and negative evidence evaluated by management at each balance sheet date in the periods 2008 through 2011 to determine the realizability of the deferred tax assets and the amount of any valuation allowance recorded in each of those periods. Please be specific and provide a level of detail the enables a reader to fully understand management's assessment.
- Please revise to provide a detailed discussion of the assumptions made in the periods 2008 through 2011 used to determine the whether or not a valuation allowance was required for the deferred tax assets, including how those assumptions changed between periods and how they affected the amount of changes in the valuation allowance in each of those periods.
- Please revise to provide an updated discussion of your assumptions regarding the realizability of the deferred tax assets at June 30, 2012. In future filings, include updated discussions of the assumptions made by management, how they changed between periods and how those changes effected the valuation allowance until such time as the uncertainties surrounding the realizability of these assets is removed.

Non-Performing Assets, page 94

7. Please revise to clearly disclose the balance of troubled debt restructurings on non-accrual status for all periods presented either at the bottom of the table or in the accompanying textual portion. Please also ensure that the disclosures on page 88 in your troubled debt restructurings section are also revised to the extent necessary.

Transactions with Certain Related Persons, page 140

8. Please revise your description of other transactions on page 141 to disclose the information required by Item 404(a), such as, the names of the officers and directors and their percentage ownership interests.

Consolidated Financial Statements of WBSB, MHC and Subsidiary

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page F-8

9. Please revise to disclose your status as an emerging growth company and your intent regarding the elections available to you as such. Discuss the effects of those elections on your financial statements and their comparability to others.

Note 12. Regulatory Capital, page F-38

10. We note your reference to a recently completed regularly scheduled examination by the OCC and that, because various components of the Bank's operations were criticized in it, you expect to receive a formal agreement concerning those components of your operations. Please revise here and elsewhere in your document to provide an expanded discussion of the nature of the criticized operations and to provide, to the extent practicable, the anticipated time frame for receiving the formal agreement and its potential effects on your financial condition, results of operations and cash flows.

Note 20. Fair Value Measurements, page F-47

11. Please revise to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. Refer to ASU 2011-04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at 202-551-3851 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Gottlieb at 202-551-3416 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel